U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1.  Investment Company Act File Number:           Date examination completed:
    811-4503                                        June 30, 2003

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2.  State identification Number:  N/A
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    AL            AK           AZ            AR           CA           CO
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    CT            DE           DC            FL           GA           HI
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    ID            IL           IN            IA           KS           KY
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    LA            ME           MD            MA           MI           MN
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    MS            MO           MT            NE           NV           NH
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    NJ            NM           NY            NC           ND           OH
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    OK            OR           PA            RI           SC           SD
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    TN            TX           UT            VT           VA           WA
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    WV            WI           WY            PUERTO RICO
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    Other (specify):
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3.  Exact name of investment company as specified in registration statement:
    Tax-Free Trust of Arizona
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4.  Address of principal executive office (number, street, city, state, zip code):
    380 Madison Avenue, Suite 2300, New York, NY 10017
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary
     Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.

Independent Accountants' Report



The Board of Trustees of
Tax -Free Trust of Arizona:


We have examined management's assertion that the Tax-Free
Trust of Arizona (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2003, included in the Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003 and with respect to agreement of security purchases and sales, for the period from September 30, 2002 (the date of our last examination) through June 30, 2003 without prior notice to management:

1) Performed a reconciliation between the Trust's accounting records and the custody records as of June 30, 2003 and verified reconciling items;
2) Agreed pending trade activity for the Trust as of June 30, 2003 to the corresponding subsequent cash statements;
3) Agreed ten security purchases and ten security sales since our last report from the books and records of the Trust to custodian confirmations;
4) Reviewed Bank One's Investment Management & Trust Group Report of Policies and Procedures Placed in Operation and Test of Operating Effectiveness for the Trust Application System ("SAS 70 Report") for the period January 1, 2002 to December 31, 2002, and noted no negative findings were reported in the areas of Asset Custody and Control; and
5) Obtained representation from the Custodian that all control policies and procedures detailed in Section III of Bank One's SAS 70 Report and have remained in effect as of June 30, 2003.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Tax-Free Trust of Arizona complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, with respect to securities reflected in the investment accounts of the Trust are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Tax-Free Trust of Arizona, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/  KPMG LLP
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New York, New York
August 8, 2002